SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

EuroDry Ltd.

(Name of Issuer)

Common Shares –$0.01 par value

(Title of Class of Securities)

Y23508107

(CUSIP Number)

April 20, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: Y23508107	SCHEDULE 13G	Page 2 of 6

1.	NAMES OF REPORTING PERSONS: Estate of Fred H. Brenner by Co-Executors Harold Brenner and Stanley Brenner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions): (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: U. S. Citizenship
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 0 Shares
	6.	SHARED VOTING POWER: None
	7.	SOLE DISPOSITIVE POWER: 0 Shares
	8.	SHARED DISPOSITIVE POWER: None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0 Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions): [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 0%
12.	TYPE OF REPORTING PERSON (see instructions): IN

CUSIP No.: Y23508107	SCHEDULE 13G	Page 3 of 6

Item 1 (a).	Name of Issuer:

EuroDry Ltd.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

4 Messogiou & Evropis Street

151 24 Maroussi, Greece

Item2 (a).	Name of Person Filing:

Estate of Fred H. Brenner by Co-Executors Harold Brenner and Stanley Brenner

Item 2 (b).	Address of Principal Business Office or, if None, Residence:

Estate of Fred H. Brenner

c/o 1169 Gumbottom Road

Crownsville, MD 21032

Item 2 (c).	Citizenship:

U. S. Citizenship

Item 2 (d).	Title of Class of Securities:

Common Shares –$0.01 par value

Item 2 (e).	CUSIP Number:

Y23508107

CUSIP No.: Y23508107	SCHEDULE 13G	Page 4 of 6

Item 3.		If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	[ ]	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J); and

(k)	[ ]	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ______________.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of the securities of the issuer identified in Item 1.

Item 4 (a).	Amount beneficially owned:

0 Shares

CUSIP No.: Y23508107	SCHEDULE 13G	Page 5 of 6

Item 4 (b).	Percent of class:

0%

Item 4 (c).	Number of shares to which the person has:

(i)	Sole power to vote or to direct the vote:

0 Shares

(ii)	Shared power to vote or to direct the vote:

0 Shares

(iii)	Sole power to dispose or to direct the disposition of:

0 Shares

(iv)	Shared power to dispose or to direct the disposition of:

0 Shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No.: Y23508107	SCHEDULE 13G	Page 6 of 6

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2020

ESTATE OF FRED H. BRENNER

By its Co-Executors Harold Brenner and Stanley Brenner

By:	/s/ HAROLD BRENNER
Name:	Harold Brenner, Co-Executor

By:	/s/ STANLEY BRENNER
Name:	Stanley Brenner, Co-Executor